Exhibit 12.2
AMERICA WEST AIRLINES, INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(in millions, except ratio amounts)

	Six-Months Ended
	June 30,	Years Ended December 31,
	2006	2005	2004	2003	2002	2001

Income (Loss) before income taxes and cumulative effect of change in accounting principle	$130	$(195)	$(85)	$61	$(212)	$(326)

Add:
Interest expense	37	94	86	87	80	34
Interest factor portion of rentals	79	150	140	136	136	152

	116	244	226	223	216	186

Earnings (Losses) before income taxes and fixed charges	$246	$49	$141	$284	$4	$(140)

Computation of fixed charges:
Interest expense	$37	$94	$86	$87	$80	$34
Interest factor portion of rentals	79	150	140	136	136	152
Capitalized Interest	—	3	2	2	3	13

Fixed Charges	$116	$247	$228	$225	$219	$199

Ratio of earnings to fixed charges	2.12	N/A	N/A	1.26	N/A	N/A

Earnings insufficient to cover fixed charges	N/A	$198	$87	N/A	$215	$339